Filed Pursuant to Rule 424(b)(3)
Registration No. 333-182673

PROSPECTUS

Alon USA Energy, Inc.
2,908,645 Shares
Common Stock
This prospectus relates to the offer and resale from time to time of up to 2,908,645 shares of our common stock, par value $0.01 per share, which we refer to in this Prospectus as our "common stock" by the selling stockholders named herein as set forth in the section entitled “Selling Stockholders” beginning on page 4. The selling stockholders will receive all of the proceeds from any sales of the shares. We will not receive any of the proceeds from the sale of the shares being registered hereby by the selling stockholders, but we will incur expenses in connection with the offering which are estimated to be $7,829.98. Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. The selling stockholders may sell the shares of common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution” beginning on page 5. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
Our common stock is quoted on the New York Stock Exchange under the symbol “ALJ.” The last reported sale price of our common stock on July 31, 2012 was $10.92 per share.
Investing in shares of our common stock involves risks. We urge you to carefully read the section entitled “Risk Factors” beginning on page 2 of this prospectus and all information included or incorporated by reference in this prospectus in its entirety before you decide whether to purchase shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2012

You should rely only on the information contained or incorporated by reference in this prospectus and in any applicable prospectus supplement. We have not authorized any other person to provide you with different information. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein or therein are accurate only as of the date such information is presented. Our business, financial condition, results of operations and prospects may have subsequently changed. You should also read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”
This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.
The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the Securities and Exchange Commission website or at the Securities and Exchange Commission offices mentioned under the heading “Where You Can Find More Information.”
In this prospectus, unless otherwise specified or the context otherwise requires, “Alon,” “we,” “us” and “our” refer to Alon USA Energy, Inc. and its subsidiaries. In addition, references to the “selling stockholders” refer to the selling stockholders described in the section entitled "Selling Stockholders" beginning on page 4.

OUR COMPANY
We are an independent refiner and marketer of petroleum products operating primarily in the South Central, Southwestern and Western regions of the United States. We are a Delaware corporation formed in 2000 to acquire a crude oil refinery in Big Spring, Texas, and related pipeline, terminal and marketing assets from Atofina Petrochemicals, Inc., or FINA. In 2006, we acquired refineries in Paramount and Long Beach, California and Willbridge, Oregon, together with the related pipeline, terminal and marketing assets, through the acquisitions of Paramount Petroleum Corporation and Edgington Oil Company. In 2008, we acquired a refinery in Krotz Springs, Louisiana through the acquisition of Valero Refining Company-Louisiana. In June 2010, we acquired a refinery in Bakersfield, California, through the purchase of substantially all of the assets of Big West of California, LLC (together with the Paramount and Long Beach refineries, the “California Refineries”). Our crude oil refineries have a combined throughput capacity of approximately 250,000 barrels per day and produce petroleum products including various grades of gasoline, diesel fuel, jet fuel, petrochemicals, petrochemical feedstocks, asphalt, and other petroleum-based products. As of March 31, 2012, we operated 300 convenience stores in Central and West Texas and New Mexico, primarily under the 7-Eleven, Alon and FINA brand names. Our convenience stores typically offer merchandise, food products and motor fuels. Our principal executive offices are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, and our telephone number is (972) 367-3600. Our website can be found at www.alonusa.com. Information on our website should not be construed to be part of this prospectus.
Our stock trades on the New York Stock Exchange under the trading symbol “ALJ.” We are a controlled company under the rules and regulations of the New York Stock Exchange because Alon Israel Oil Company, Ltd. (“Alon Israel”) holds more than 50% of the voting power for the election of our directors through its ownership of approximately 68% of our outstanding common stock. Alon Israel, an Israeli limited liability company, is the largest services and trade company in Israel. Alon Israel entered the gasoline marketing and convenience store business in Israel in 1989 and has grown to become a leading marketer of petroleum products and one of the largest operators of retail gasoline and convenience stores in Israel. Alon Israel is a controlling shareholder of Alon Holdings Blue Square-Israel Ltd. (“Blue Square”), a leading retailer in Israel, which is listed on the New York Stock Exchange and the Tel Aviv Stock Exchange, and Blue Square is a controlling shareholder of Dor-Alon Energy in Israel (1988) Ltd., a leading Israeli marketer, developer and operator of gas stations and shopping centers, which is listed on the Tel Aviv Stock Exchange.

RISK FACTORS
An investment in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described in our periodic reports filed with the Securities and Exchange Commission, or SEC, including the risks, uncertainties and assumptions discussed under the heading "Risk Factors" included in our most recent annual report on Form 10-K, as such may be revised or supplemented prior to the completion of this offering by more recently filed quarterly reports on Form 10-Q, each of which is or upon filing will be incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future, as well as other information in this prospectus and the documents incorporated by reference herein before purchasing any of our securities. The risks and uncertainties described in this prospectus and the documents incorporated by reference herein are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are not material may also adversely affect our business. If any of the risks and uncertainties described in this prospectus or the documents incorporated by reference herein actually occur, our business, financial condition and results of operations could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.
Risks Related to Ownership of Our Common Stock and this Offering
Our controlling stockholder may have conflicts of interest with other stockholders in the future.
Alon Israel currently owns, directly or indirectly, approximately 68% of our common stock. As a result, Alon Israel is able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Alon Israel continues to own a significant amount of the outstanding shares of our common stock, Alon Israel will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Alon Israel will coincide with the interests of other holders of our common stock.
Delaware law and our organization documents may impede or discourage a takeover, which could adversely affect the value of our common stock.
Provisions of Delaware law and our certificate of incorporation and bylaws may have the effect of discouraging a change of control of our company or deterring tender offers for our common stock. The anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. We are currently subject to Delaware anti-takeover provisions. Additionally, provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect some corporate actions. For example, our certificate of incorporation authorizes our board to determine the rights, preferences and privileges and restrictions of unissued shares of preferred stock without any vote or action by our stockholders. Thus our board is able to authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. Our bylaws require advance notice for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Moreover, stockholders are not permitted to call a special meeting or to require the board of directors to call a special meeting or to take action by written consent. These rights and provisions may have the effect of delaying or deterring a change of control of our company and may limit the price that investors might be willing to pay in the future for shares of our common stock. See the description of our common stock, par value $0.01 per share, included under the caption “Description of Capital Stock” in our Registration Statement on Form S-l filed with the Securities and Exchange Commission on July 28, 2005, which is incorporated by reference in this prospectus.

FORWARD LOOKING STATEMENTS
Certain statements contained in this prospectus and the information incorporated by reference herein, or in other written or oral statements made by us, other than statements of historical fact, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. We have used the words “anticipate,” “assume,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “will,” “future” and similar terms and phrases to identify forward-looking statements.
Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial condition, results of operations and cash flows.
Actual events, results and outcomes may differ materially from our expectations due to a variety of factors. Although it is not possible to identify all of these factors, they include, among others, the following:

•	changes in general economic conditions and capital markets;

•	changes in the underlying demand for our products;

•	the availability, costs and price volatility of crude oil, other refinery feedstocks and refined products;

•	changes in the spread between West Texas Intermediate ("WTI") crude oil and West Texas Sour ("WTS") crude oil;

•	changes in the spread between WTI crude oil and Light Louisiana Sweet and Heavy Louisiana Sweet crude oils, as well as the spread between California crudes such as Buena Vista and WTI;

•	the effects of transactions involving forward contracts and derivative instruments;

•	actions of customers and competitors;

•
termination of our Supply and Offtake Agreements with J. Aron & Company (“J. Aron”), which include all our refineries and under which J. Aron is our largest supplier of crude oil and our largest customer of refined products. Additionally, we are obligated to repurchase all consigned inventories and certain other inventories upon termination of these Supply and Offtake Agreements;

•	changes in fuel and utility costs incurred by our facilities;

•	disruptions due to equipment interruption, pipeline disruptions or failure at our or third-party facilities;

•	the execution of planned capital projects;

•	adverse changes in the credit ratings assigned to our trade credit and debt instruments;

•	the effects of and cost of compliance with current and future state and federal environmental, economic, safety and other laws, policies and regulations;

•	operating hazards, natural disasters such as flooding, casualty losses and other matters beyond our control;

•	the global financial crisis' impact on our business and financial condition; and

•	the other factors discussed in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K.
Any one of these factors or a combination of these factors could materially affect our future results of operations and could influence whether any forward-looking statements ultimately prove to be accurate. Our forward-looking statements are not guarantees of future performance, and actual results and future performance may differ materially from those suggested in any forward looking statements. We do not intend to update these statements unless we are required by the securities laws to do so.

USE OF PROCEEDS
All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their own account. We will not receive any of the proceeds from these sales, but we will incur offering expenses which are estimated to be $7,829.98.

SELLING STOCKHOLDERS
The selling stockholders are Jeff D. Morris and Claire A. Hart. Mr. Morris is the Vice Chairman of our Board of Directors, and is a former executive officer of Alon. Mr. Morris retired as the Chief Executive Officer of Alon in 2011. Mr. Hart is a Senior Vice President of Alon. Pursuant to the 2000 Incentive Stock Compensation Plan adopted on August 1, 2000 by Alon Assets, Inc., or Alon Assets, and Alon USA Operating, Inc., or Alon Operating, which are majority owned, consolidated subsidiaries of Alon, Mr. Morris and Mr. Hart acquired 12,439.60 and 3,109.70, respectively, shares of common stock of Alon Assets, and 4,671.40 and 1,167.70, respectively, shares of common stock of Alon Operating during their employment terms. In June of 2012 Mr. Morris and Mr. Hart reached agreements with Alon whereby they would exchange their shares in Alon Assets and Alon Operating for up to 2,326,946 and 581,699, respectively, shares of our common stock, the shares being offered by this prospectus. The shares in Alon Assets and Alon Operating held by Mr. Morris will be exchanged for the issuance of Alon's common stock in 20 equal quarterly installments, with the first installment to occur on or about July 11, 2012. The shares in Alon Assets and Alon Operating held by Mr. Hart will be exchanged for the issuance of Alon's common stock in 12 equal quarterly installments, with the first installment to occur on or about July 11, 2012. With respect to up to one-third of the shares of Alon's common stock to be issued in each installment, each of Mr. Morris and Mr. Hart may elect to receive, subject to certain restrictions, a cash payment in lieu of receiving such shares.
In connection with these agreements Alon entered into registration rights agreements with the selling stockholders (the “Registration Rights Agreements”) pursuant to which Alon agreed to register the offer and sale of the selling stockholders’ common stock. Pursuant to such rights granted under the Registration Rights Agreements, we agreed to file this registration statement and to use reasonable efforts to keep this registration statement effective until all shares registered hereby have been sold.
The table below sets forth (i) the name of the selling stockholders, (ii) the beneficial ownership of our common stock held as of June 28, 2012 by the selling stockholders, (iii) the number of shares of common stock that the selling stockholders may offer pursuant to this prospectus and (iv) information with respect to shares to be beneficially owned by the selling stockholders after completion of this offering. The percentages in the following table reflect as a percentage of the total number of shares of our common stock outstanding as of June 28, 2012.

	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering (1)
Name	Number	Percentage	Number	Number	Percentage
Jeff D. Morris (1)	2,327,046	4.12%	2,326,946	100	less than .01%
Claire A. Hart (1)	594,199	1.05%	581,699	12,500	0.02%

(1)
Assumes that the selling stockholders disposed of all of the shares of common stock covered by this prospectus and does not acquire beneficial ownership of any additional shares. The registration of these shares for resale does not necessarily mean that the selling stockholders will sell all or any portion of the shares covered by this prospectus.

PLAN OF DISTRIBUTION
As of the date of this prospectus, we have not been advised by the selling stockholders as to any plan of distribution. All or a portion of the shares offered hereunder may from time to time be offered for sale by the selling stockholders or their pledgees, donees (including charitable organizations), transferees or other successors in interest. We will not receive any of the proceeds from the offering of the shares of common stock by the selling stockholders. Pursuant to the terms of a Registration Rights Agreements and the rights thereunder, we have provided the selling stockholders with registration rights with respect to our common stock. Our obligations are subject to limitations relating to a minimum amount of common stock required for registration, the timing of registration and other similar matters. We are obligated to pay all expenses incidental to such registration, excluding underwriters' discounts and commissions, and certain legal fees and expenses. The selling stockholders may also resell all or a portion of the common stock in reliance upon Rule 144 under the Securities Act of 1933 and any other available exemption, provided it satisfies the criteria and conforms to the requirements of one of these rules.
The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time:

•	directly;

•
through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or from the purchasers of the shares of common stock for whom they may act as an agent;

•
through the pledge of shares of common stock as security for any loans or obligations, including pledges to broker-dealers or other financial institutions who may from time to time effect distributions of the shares of common stock or other interests in the shares of common stock;

•	through purchases by a broker or dealer as principal and resales by such broker or dealer for its own account pursuant to this prospectus;

•
through block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent or as riskless principal but may position and resell a portion of the block as principal to facilitate the transaction;

•	through sales "at the market" to or through a market maker or into an existing trading market (on an exchange or otherwise) for the shares;

•	through put or call transactions relating to the shares of common stock;

•	through exchange distributions in accordance with the rules of the applicable exchange; or

•	through any combination of these methods.
In connection with the distribution of the shares of common stock or otherwise, the selling stockholders may:

•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;

•	sell their shares short and deliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; or

•	pledge shares to a broker-dealer or other financial institution, which, upon a default by the pledgee under the transaction to which such pledge relates, may in turn resell the pledged shares.
The shares of common stock may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
These prices will be determined by the selling stockholders or by agreement between the selling stockholders and any broker-dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to the selling stockholders from the sale of the shares of common stock offered by them hereby will be the purchase price of the shares of common stock less discounts and commissions, if any.
The sales described in the preceding paragraph may be effected in transactions:

•	on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market; or

•	in transactions otherwise than on such exchange or services or in the over-the-counter market.
These transactions may include crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
We have advised the selling stockholders that in the event of a "distribution" of the shares of common stock owned by the selling stockholders, any affiliated purchaser and any broker-dealer or other person who participates in such distribution may be subject to Rule 102 under the Securities Exchange Act of 1934 until his participation in that distribution is completed. A "distribution" is defined in Rule 102 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." In order to avoid the imposition of a restricted period under Rule 102 of the Securities Exchange Act of 1934, the selling stockholders, any affiliated purchasers and any broker-dealers or any other persons who execute sales for the selling stockholders may not engage in any special selling efforts and selling methods.
In order to comply with the securities laws of certain states, the shares of common stock must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption for the registration or qualification requirement is available and is complied with.
The selling stockholders may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933.
The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. Upon our notification by the selling stockholders that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, secondary distribution or a purchase by an underwriter or broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing certain material information, including:

•	the name of the selling stockholders;

•	the number of shares being offered;

•	the terms of the offering;

•	the names of the participating underwriters, broker-dealers or agents;

•	any discounts, commissions or other compensation paid to underwriters or broker-dealers and any discounts, commissions or concessions allowed or reallowed or paid by any underwriters to dealers;

•	the public offering price; and

•	other material terms of the offering.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus has been passed upon for us by James A. Ranspot, our Chief Legal Counsel - Corporate.

EXPERTS
The consolidated financial statements of Alon USA Energy, Inc. and subsidiaries as of December 31, 2011 and 2010, for each of the years in the three-year period ended December 31, 2011, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2011, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
We maintain an Internet website at www.alonusa.com. All of our reports filed with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements) are accessible through the Investor Relations section of our website, free of charge, as soon as reasonably practicable after electronic filing. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.
We have filed with the SEC a registration statement under the Securities Act that registers the distribution of the securities offered hereby. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities being offered. This prospectus, which forms part of the registration statement, omits certain of the information contained in the registration statement in accordance with the rules and regulations of the SEC. Reference is hereby made to the registration statement and related exhibits for further information with respect to us and the securities offered hereby. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We incorporate by reference in this prospectus the documents listed below, each of which should be considered an important part of this prospectus.

•	Our 2011 Annual Report on Form 10-K;

•	Our 2012 Definitive Proxy Statement on Schedule l4A (only those portions incorporated by reference into our 2011 Annual Report on Form 10-K);

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012, filed on May 9, 2012;

•	Our Current Reports on Form 8-K filed on March 9, 2012, March 16, 2012, April 3, 2012, April 12, 2012, May 4, 2012, May 7, 2012, June 26, 2012 and July 26, 2012; and

•
The description of our common stock, par value $0.01 per share, included under the caption “Description of Capital Stock” in our Registration Statement on Form S-1 filed with the SEC on July 28, 2005 (Registration No. 333-124797).

Any statement incorporated by reference in this prospectus from an earlier dated document that is inconsistent with a statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus by such statement contained in this prospectus or in any other document filed after the date of the earlier dated document, but prior to the date hereof, which also is incorporated by reference herein.
We also incorporate by reference any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents. The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus.
Any person, including any beneficial owner, to whom this prospectus is delivered may request copies of this prospectus and any of the documents incorporated by reference in this prospectus, without charge, by written or oral request directed to Alon USA Energy, Inc., Attention: Investor Relations, 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251, telephone (972) 367-3600, on the “Investor Relations” section of our website at http://www.alonusa.com or from the SEC through the SEC's website at the web address provided under the heading “Where You Can Find More Information.” Documents incorporated by reference are available without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference into those documents.

Alon USA Energy, Inc.

2,908,645 Shares

Common Stock

_______________

PROSPECTUS
_______________

August 1, 2012